Egan-Jones Ratings Company ("EJR")

Form NRSRO Exhibit #6
Identification of Conflicts of Interests Relating to the Issuance of Credit Ratings:

(1) EJR is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

(2) EJR is paid by obligors to determine credit ratings with respect to the obligors.

(3) EJR is paid by entities to determine credit ratings with respect to obligations of third parties where such entities may own investments or have entered into transactions that could be impacted by a credit rating issued by EJR.

(4) EJR is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid EJR to determine a credit rating.

(5) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons may use the credit ratings of EJR to comply with, and obtain benefits or relief under, statutes and regulations using the term *"nationally recognized statistical rating organization."*

(6) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by EJR.

(7) EJR allows persons within EJR to directly own securities or money market instruments of, or having other direct ownership interests in, issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.

(8) EJR allows persons within EJR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.
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